UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

____________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

____________________

CAM COMMERCE SOLUTIONS, INC.

 (Name of Issuer)

Common Stock, $0.001 par value

(Title of Class of Securities)

131916108

 (CUSIP Number)

Ken L. Templeton

3311 S. Rainbow Boulevard, Suite 225

Las Vegas, Nevada 89146

Copy to:

Henry Lichtenberger, Esq.

Sklar Warren Conway & Williams LLP

8363 W. Sunset Road, Suite 300

Las Vegas, Nevada 89113

_____________________________________________________________

 (Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 21, 2004

 (Date of Event which Requires Filing of This Statement)

____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 131916108			Page 2 of 4
1.	NAMES OF REPORTING PERSON Kenneth L. Templeton
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) □ (b) □
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF/OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) □
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. 8. 9. 10.	SOLE VOTING POWER	379,081 shares
		SHARED VOTING POWER	0 shares
		SOLE DISPOSITIVE POWER	379,081 shares
		SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 379,081 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT INROW (11) EXCLUDES CERTAIN SHARES* □
13.	10.18%
14.	IN

CUSIP No.  131916108

Item 1.

Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.001 par value per share

Issuer:

CAM Commerce Solutions, Inc.

17075 Newhope Street, Suite A

Fountain Valley, CA 92708

Item 2.

Identity and Background

(a)

Kenneth L. Templeton

(b)

3311 S. Rainbow Blvd. Suite 225, Las Vegas, Nevada 89146

(c)

Business Executive

(d)

Not applicable

(e)

Not applicable

(f)

United States

Item 3

Source and Amount of Funds or Other Consideration

The shares were purchased in open market transactions using the personal funds of the Reporting Person, as well as funds that are controlled by the Reporting Person.

Item 4

Purpose of Transaction

The shares of beneficial interest deemed to be beneficially owned by the Reporting Person is held for investment purposes.  The Reporting Persons do not have any plan or proposal, which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D.  The Reporting Person reserves the rights to acquire additional shares, disposes of all or some of the shares from time to time, or continue to hold the shares.

Item 5.

Interest in Securities of the Issuer

(a)

379,081; 10.18%

(b)

379,081; 10.18%

(c)

None

(d)

None

(e)

Not applicable

Item 6

Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7

Materials to be Filed as Exhibits

None

CUSIP No.  131916108

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

September 23, 2004

/s/ Ken L. Templeton

Ken L. Templeton